SECURITIES  AND  EXCHANGE  COMMISSION
WASHINGTON,  D.C.  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

LEADING BRANDS, INC.
(Registrant)

Suite 1800 – 1500 West Georgia Street, Vancouver, British Columbia  V6G 2Z6   Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F                      [ X ]                                Form 40-F                      [     ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      [     ]                                No                      [ X ]

(If  “Yes”  is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-146271, and into the prospectus that forms a part of that registration statement, and to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SUBMITTED HEREWITH
Exhibits

           99.1                      Leading Brands, Inc. Announces Third Quarter Earnings Release and Conference Call
                                       Monday, January 14, 2008 At 8:00 AM (Pacific) / 11:00 AM (Eastern)

           99.2                      Leading Brands, Inc. Q3 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS,  INC.
(Registrant)

Date January 15, 2008                                                   By     Marilyn Kerzner___________________
(Signature)

Marilyn Kerzner

Director of Corporate Affairs   _________